SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

The Ryland Group, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

783764103

(CUSIP Number)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 783764103	Page 2 of 6

(1)	Names of reporting persons Marketfield Asset Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 172,405 (1)
(6) Shared voting power 4,742,424 (2)
(7) Sole dispositive power 172,405 (1)
(8) Shared dispositive power 4,742,424 (2)
(9)	Aggregate amount beneficially owned by each reporting person 4,914,829 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.6%
(12)	Type of reporting person (see instructions) IA

(1)	Marketfield Asset Management LLC does not directly own any shares of Common Stock of the Issuer. By virtue of being investment manager to Marketfield Fund Dublin, which is a sub-fund of Marketfield Dublin, p.l.c., Marketfield Asset Management LLC may be deemed to indirectly beneficially own the 172,405 shares of Common Stock beneficially owned by Marketfield Fund Dublin.
(2)	Marketfield Asset Management LLC does not directly own any shares of Common Stock of the Issuer. By virtue of being sub-investment advisor to MainStay Marketfield Fund, which is part of MainStay Funds Trust, Marketfield Asset Management LLC may be deemed to indirectly beneficially own the 4,656,412 shares of Common Stock beneficially owned by MainStay Marketfield Fund, and by virtue of being sub-investment advisor to MainStay VP Marketfield Portfolio, which is part of MainStay VP Funds Trust, Marketfield Asset Management LLC may be deemed to indirectly beneficially own the 86,012 shares of Common Stock beneficially owned by MainStay VP Marketfield Portfolio.

CUSIP No 783764103	Page 3 of 6

Item 1(a). Name of Issuer:

The Ryland Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

3011 Townsgate Road, Suite 200

Westlake Village, California 91361-3027

Item 2(a). Name of Person Filing:

Marketfield Asset Management LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

292 Madison Avenue, 14th Floor

New York, New York 10017

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e). CUSIP No.:

783764103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No 783764103	Page 4 of 6

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership

(a)	Amount beneficially owned: 4,914,829 shares (1) (2)

(b)	Percent of class: 10.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 172,405 (1)

(ii)	Shared power to vote or to direct the vote: 4,742,424 (2)

(iii)	Sole power to dispose or to direct the disposition of: 172,405 (1)

(iv)	Shared power to dispose or to direct the disposition of: 4,742,424 (2)

(1)	Marketfield Asset Management LLC does not directly own any shares of Common Stock of the Issuer. By virtue of being investment manager to Marketfield Fund Dublin, which is a sub-fund of Marketfield Dublin, p.l.c., Marketfield Asset Management LLC may be deemed to indirectly beneficially own the 172,405 shares of Common Stock beneficially owned by Marketfield Fund Dublin.
(2)	Marketfield Asset Management LLC does not directly own any shares of Common Stock of the Issuer. By virtue of being sub-investment advisor to MainStay Marketfield Fund, which is part of MainStay Funds Trust, Marketfield Asset Management LLC may be deemed to indirectly beneficially own the 4,656,412 shares of Common Stock beneficially owned by MainStay Marketfield Fund, and by virtue of being sub-investment advisor to MainStay VP Marketfield Portfolio, which is part of MainStay VP Funds Trust, Marketfield Asset Management LLC may be deemed to indirectly beneficially own the 86,012 shares of Common Stock beneficially owned by MainStay VP Marketfield Portfolio.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

CUSIP No 783764103	Page 5 of 6

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No 783764103	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2014

MARKETFIELD ASSET MANAGEMENT LLC

By:	/s/ Allan Kiser
Name:	Allan Kiser
Title:	Chief Compliance Officer